UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled “Results of Haleon 2023 Annual General Meeting” dated April 20, 2023

99.1

Haleon plc: Results of Haleon 2023 Annual General Meeting

20 April 2023: Haleon plc (the "Company") (LSE/NYSE: HLN) today announces that the following resolutions were decided by poll vote at the Company's 2023 Annual General Meeting ("AGM") which was held today.

Resolutions 20, 21, 22, 26, 27 and 28 were passed as special resolutions; all other resolutions were passed as ordinary resolutions. Full text of the resolutions is contained in the Company's Notice of AGM, which is available at www.haleon.com.

Haleon plc - Poll Results by All Shareholders

Resolution		Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Total Votes Cast (excluding withheld)	% of issued share capital voted1	Votes Withheld2
1	To receive the Annual Report and Accounts	7,888,244,555	99.97	2,091,612	0.03	7,890,336,167	85.44	15,542,626
2	To approve the Directors' Remuneration Report	7,769,899,285	98.72	101,062,356	1.28	7,870,961,641	85.23	34,883,051
3	To approve the Directors' Remuneration Policy	7,728,166,817	98.19	142,531,194	1.81	7,870,698,011	85.23	35,150,085
4	To declare a final dividend	7,881,354,609	99.84	12,563,481	0.16	7,893,918,090	85.48	11,958,174
5	To re-appoint Sir Dave Lewis	7,876,931,973	99.79	16,601,260	0.21	7,893,533,233	85.48	12,312,579
6	To re-appoint Brian McNamara	7,871,084,400	99.72	22,088,009	0.28	7,893,172,409	85.47	12,708,193
7	To re-appoint Tobias Hestler	7,866,797,285	99.67	26,254,733	0.33	7,893,052,018	85.47	12,786,833
8	To re-appoint Vindi Banga	7,867,335,102	99.67	26,175,768	0.33	7,893,510,870	85.48	12,336,941
9	To re-appoint Marie-Anne Aymerich	7,890,512,208	99.96	3,112,405	0.04	7,893,624,613	85.48	12,221,032
10	To re-appoint Tracy Clarke	7,865,519,126	99.64	28,102,790	0.36	7,893,621,916	85.48	12,223,729
11	To re-appoint Dame Vivienne Cox	7,867,915,608	99.67	25,707,980	0.33	7,893,623,588	85.48	12,222,787
12	To re-appoint Asmita Dubey	7,888,796,930	99.94	4,631,311	0.06	7,893,428,241	85.48	12,314,510
13	To re-appoint Deirdre Mahlan	7,855,947,958	99.52	37,606,999	0.48	7,893,554,957	85.48	12,290,655
14	To re-appoint David Denton	7,756,457,683	98.27	136,511,465	1.73	7,892,969,148	85.47	12,872,307
15	To re-appoint Bryan Supran	7,870,491,722	99.72	22,373,713	0.28	7,892,865,435	85.47	12,981,360
16	To appoint KPMG LLP as Auditor of the Company	7,887,876,048	99.92	6,610,659	0.08	7,894,486,707	85.49	11,357,094
17	To authorise the Audit & Risk Committee to set the Auditor's remuneration	7,875,138,402	99.77	18,463,151	0.23	7,893,601,553	85.48	12,247,103
18	To authorise the Company to make political donations	7,811,060,234	99.39	48,180,724	0.61	7,859,240,958	85.11	46,594,903
19	To authorise the Directors to allot shares	7,730,625,212	97.95	161,493,695	2.05	7,892,118,907	85.46	13,723,569
20	General authority to disapply pre-emption rights	7,808,260,233	99.20	63,131,891	0.80	7,871,392,124	85.24	34,452,867
21	Additional authority to disapply pre-emption rights	7,771,569,791	98.73	99,828,862	1.27	7,871,398,653	85.24	34,442,507
22	To shorten the notice period for General Meetings	7,681,982,554	97.55	192,963,273	2.45	7,874,945,827	85.28	30,905,583
23	Approve the Performance Share Plan 2023 Rules	7,797,546,898	98.82	93,471,605	1.18	7,891,018,503	85.45	14,811,682
24	Approve the Share Value Plan 2023 Rules	7,828,310,178	99.20	62,943,305	0.80	7,891,253,483	85.45	14,570,255
25	Approve the Deferred Annual Bonus Plan 2023 Rules	7,831,723,780	99.25	58,910,350	0.75	7,890,634,130	85.45	15,186,161
26	To authorise the Company to purchase its own shares	7,878,575,931	99.82	14,281,790	0.18	7,892,857,721	85.47	12,988,792
27	To authorise the Company to make off-market purchases of its own shares from Pfizer3	4,928,538,385	99.87	6,306,129	0.13	4,934,844,514	53.44	15,940,710
28	To authorise the Company to make off-market purchases of its own shares from the GSK Shareholders4	6,688,398,038	99.91	6,123,957	0.09	6,694,521,995	72.49	16,004,606
29	Approval of waiver of Rule 9 Offer obligation5	4,768,473,630	97.47	123,562,632	2.53	4,892,036,262	52.98	58,740,625

1 For the purposes of section 341 of the Companies Act 2006, Haleon plc's total issued share capital with voting rights as at 6.30pm on 18 April 2023, being the time at which a shareholder had to be registered in the Company's register of members in order to attend and vote at the AGM, was 9,234,573,831.

2 A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

3 Pfizer has agreed not to vote any of the Ordinary shares held in respect of Resolution 27.

4 The GSK Shareholders, as defined on page 25 of the Notice of Meeting, have agreed not to vote any of the Ordinary shares held in respect of Resolution 28.

5 Pfizer and any person acting in concert with Pfizer are precluded from voting on Resolution 29.

Haleon plc - Poll Results by Independent Shareholders

Resolution		Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Total Votes Cast (excluding withheld)	% of issued share capital voted1	Votes Withheld2
8	To re-appoint Vindi Banga	4,912,225,248	99.47	26,175,768	0.53	4,938,401,016	78.64%	12,336,941
9	To re-appoint Marie-Anne Aymerich	4,935,402,354	99.94	3,112,405	0.06	4,938,514,759	78.65%	12,221,032
10	To re-appoint Tracy Clarke	4,910,409,272	99.43	28,102,790	0.57	4,938,512,062	78.65%	12,223,729
11	To re-appoint Dame Vivienne Cox	4,912,805,754	99.48	25,707,980	0.52	4,938,513,734	78.65%	12,222,787
12	To re-appoint Asmita Dubey	4,933,687,076	99.91	4,631,311	0.09	4,938,318,387	78.64%	12,314,510
13	To re-appoint Deirdre Mahlan	4,900,838,104	99.24	37,606,999	0.76	4,938,445,103	78.64%	12,290,655

1 Percentage of votes cast by independent shareholders for Resolutions 8, 9, 10, 11, 12 and 13 appointing Independent Non-Executive Directors exclude Pfizer's 2,955,113,626 shares.

2 A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

As required by the Listing Rule 9.6.2R of the Financial Conduct Authority ("FCA"), copies of resolutions passed by the Company other than resolutions concerning ordinary business have been submitted to the FCA via the National Storage Mechanism and will shortly be available to the public for inspection at  https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: April 20, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary